February 24, 2006




VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Attention:   Andrew Schoeffler
             Jennifer Hardy

Re: Hughes Supply, Inc., Preliminary Proxy Statement on Schedule 14A, Filed January 27, 2006, File No. 001-08772 ("Preliminary Proxy Statement")

Ladies and Gentlemen:

           Reference is hereby made to the comment letter of the Staff dated February 17, 2006 with respect to the Staff's review of the Preliminary Proxy Statement of Hughes Supply, Inc. (the "Company"). In connection therewith, the Company hereby acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                Sincerely,

                                                HUGHES SUPPLY, INC.

                                                By:    /s/ John Z. Pare
                                                       -------------------------
                                                Name:  John Z. Pare
                                                Title: General Counsel